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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
           Section 12(g) of the Securities and Exchange Act of 1934 or
                    Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-18957

                               Quasar-Tech, Inc.*
             (Exact name of registrant as specified in its charter)

                            c/o Trek Resources, Inc.
                        4925 Greenville Avenue, Suite 955
                               Dallas, Texas 75206
                                 (214) 373-0318
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01177 per share
            (Title of each class of securities covered by this Form)

                                      None
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [X]       Rule 12h-3(b)(1)(ii)      [ ]
          Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(2)(i)       [ ]
          Rule 12g-4(a)(2)(i)       [ ]       Rule 12h-3(b)(2)(ii)      [ ]
          Rule 12g-4(a)(2)(ii)      [ ]       Rule 15d-6                [ ]
          Rule 12h-3(b)(1)(i)       [ ]

         Approximate number of holders of record as of the certification or notice date: None

*The above named registrant, Quasar-Tech, Inc. ("Quasar"), is a Utah corporation that ceased to exist upon the consummation of its merger effective February 7, 2001 with and into Trek Resources, Inc., a Delaware corporation, Commission file number 0-32491. According to Quasar's audited financial statements and shareholder records, Quasar had less than $5 million in total assets and less than 500 shareholders as of December 31, 1990, and therefore was eligible to withdraw its registration under the Securities Exchange Act of 1934 at that time pursuant to the version of Rule 12g-4 then in effect. This Certification and Notice of Termination of Registration is only applicable to Quasar-Tech, Inc., a Utah corporation, and is not intended to alter in any way the status of Trek Resources, Inc. as an effective registrant under the Securities Exchange Act of 1934 pursuant to its Form 10-SB originally filed on March 26, 2001, as subsequently amended.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               Quasar-Tech, Inc.

                               By: Trek Resources, Inc.,
                                   its successor-in-interest by merger

DATE: September 5, 2001        By:  /s/ Michael E. Montgomery
                                   ----------------------------------------
                                   Name:  Michael E. Montgomery
                                   Title: President and Chief Executive Officer